FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                      Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

For the month of May 31, 2001


                           Sense Technologies Inc.
                           _______________________
              (Translation of registrant's name into English)


                             305-595 Howe Street
                           Vancouver, B.C. V6C 2T5
                          _________________________
                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X           Form 40-F
                             ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the informati(on to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  X                     No
                       ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2978
                                -----------

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51-901 F
(previously Form 61)

ISSUER DETAILS

                                                        DATE OF REPORT
NAME OF ISSUER                 FOR THE QUARTER ENDED       YY/MM/DD
--------------                 ---------------------      -----------

SENSE TECHNOLOGIES INC.           MAY 31, 3001              01/07/05

ISSUER'S ADDRESS
----------------

595 Howe Street

CITY/PROVINCE        POSTAL CODE      ISSUER FAX NO.    ISSUER TELEPHONE NO.
-------------        ------------     --------------    --------------------
Vancouver BC           V6C 2T5         (604) 688-9727    (604) 682-7878

CONTACT PERSON       CONTACT'S POSITION                CONTACT TELEPHONE NO.
-------------        -------------------               ---------------------
Gerry McIlhargey          President                        (604) 682-7878

CONTACT EMAIL ADDRESS                     WEB SITE ADDRESS
----------------------                    ----------------
gmcilhargey@sc.com                          sensetech.com

CERTIFICATE
-----------
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors.
A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE       PRINT FULL NAME           DATE SIGNED
--------------------      -----------------         -------------
( "Gerry McIlhargey"      GERRY MCILHARGEY           01/07/05 (YY/MM/DD)


DIRECTOR'S SIGNATURE       PRINT FULL NAME           DATE SIGNED
--------------------      -----------------          ---------------
( "Bruce Schriener"        BRUCE SCHRIENER           01/07/05 (YY/MM/DD)

                           SENSE TECHNOLOGIES INC.
                               QUARTERLY REPORT
                   for the three months ended May 31, 2001
                   ________________________________________


Schedule A:   Financial Information
              - See financial statements attached

Schedule B:   Supplementary Information

         1.   Analysis of expenses and deferred costs:
              - See financial statements attached

              Advertising and Marketing
                Public relationS                        $  28,373
                Government lobbying                        18,752
                Meals and entertainment                     7,155
                                                         ________
                                                         $ 54,280
                                                         ========

         2.   Related party transactions:

              Aggregate amount of expenditures made to parties not at arm's-length consist of expenses incurred with shareholders of the company and any accounting firm of which a director is a partner.

                Legal and accounting                    $   2,325
                Royalties expense                          23,348
                                                         ________
                                                        $  25,673
                                                         ========


         3. Summary of securities issued and options granted during the period:

              (a) There were no securities issued during the period under review.

              (b) There were no common share purchase options issued during the period under review.

         4.   Summary of securities as at the end of the reporting period:

              (a) Authorized and issued share capital.
                  - See Note 2 to the financial statements attached

              (b) Summary of options outstanding.
                  - See Note 2 to the financial statements attached

              (c) Summary of warrants outstanding:  Nil

              (d) Total number of shares in escrow:  5,970,190

Sense Technologies Inc.
Quarterly Report-Page 2
for the three months ended May 31, 2001
_______________________________________

         5.   List of the directors and officers as at the date of this report:
                Gerald McIlhargey, President and Director
                Bruce Schriener, Director
                Stan Kingshott, Director
                George Clark, Director
                Cynthia Schroeder, Director

Schedule C:   Management Discussion
              - See attached

                           SENSE TECHNOLOGIES INC.
                              QUARTERLY REPORT
                   for the three months ended May 31, 2001
                   _______________________________________

Schedule C:	Management Discussion

1.  Description of Business
    _______________________

    Sense Technologies Inc. ("Sense" or the "Company") holds an exclusive license to manufacture, distribute, market and sublicense world-wide, a patented technology which is used to produce a backup obstacle detection/ collision warning system utilizing microwave radar technology using the Doppler Shift Principle. Sense is using this technology to produce the Guardian Alert( Backup System for use on motor vehicles. Sense intends to sell the units for use in the after market for existing motor vehicles and to negotiate agreements with Original Equipment Manufacturers ("OEM") to license the use of the product on factory produced motor vehicles. To this end, Sense has concentrated its efforts in demonstrating the technology to Federal and State governments in the United States to create safety legislation requiring the use of devices such as the Guardian Alert( Backup System. Sense continues to refine its commercial product by responding to changes required by the target markets that are being addressed. Sense has granted a sublicense to S&S Distributing of Elkhorn, Nebraska ("S&S") which is wholly owned by an affiliate of Sense, to adapt and sell the Guardian Alert(TM) device in the motor vehicle market. Additionally, Sense is actively seeking to develop further opportunities in markets not licensed to S&S.

2.  Discussions of Operations and Financial Condition
    _________________________________________________

    Related Party Transactions
    __________________________

    During the three months ended May 31, 2001, Sense incurred the following expenses and revenues with directors and shareholders: royalties expense- $23,248; accounting fees - $2,325; sales revenues - $256,113 and interest income of $21,681.

    Discussion of Operations
    ________________________

    Sales for the three months ended May 31, 2001 were $256,113 compared to $Nil for the corresponding period, an increase of $256,113. This increase in sales was due to a new relationship with Fleetpride, a commercial installer and retailer with approximately 160 locations throughout the United States.

    Significant expenditures for Sense during the period were as follows:

    Advertising and Marketing:
    _________________________

    Expenditure for advertising and marketing increased from $39,721 in 2000 to $54,280 in the current period, an increase of $14,559. The principal reason for the increase was an increased number of trips to Washington, D.C. to meet with Members of Congress and the Department of Transportation ("DOT") to create safety legislation requiring the use of devices such as the Guardian Alert Backup System.

Sense Technologies Inc.
Quarterly Report-Page 2
for the three months ended May 31, 2001
_______________________________________

    Consulting Fees:
    ________________

    Sense incurred $66,028 in consulting fees for the three months ended May 31, 2001 compared to $51,575 for the comparative period, an increase of $15,453. Consulting fees relate primarily to ongoing engineering costs on the Guardian Alert(TM) Backup System.


    Travel:
    _______

    Sense incurred $59,741 in travel expense in the three months ended May 31, 2001, compared to $14,371 for the comparative period, an increase of $45,370. Travel increased because of significantly more meetings with automotive manufactures and the increase in travel associated with the increase in travel to Washington, D.C. to meet with Members of Congress and the DOT.


    Interest on Long Term Debt:
    __________________________

    Interest on long term debt of $60,528 was incurred on the Convertible Promissory Notes for the period ended May 31, 2001 as compared to $nil for the comparative period.


    Wages and Benefits:
    __________________

    Sense incurred wages expense of $77,173 for the three months ended May 31, 2001 compared to $Nil for the comparative period. The increase is a result of Sense hiring full-time employees to concentrate on increasing sales on the Guardian Alert( Backup System.

    Sense reported a net loss of $355,951 or $0.03 per share for the three months ended May 31, 2001 compared to a net loss of $237,788 or $0.02 per share for the three months ended May 31, 2000.

    Sense is continuing to actively pursue business opportunities with OEMs as well as expansion of product distribution into other markets around the world. Sense has recently signed a joint venture research and development agreement with Daimler Chrysler and is enthused about further opportunities with this company. Sense is also continuing to deal with other OEMs and Tier 1 manufacturers to the automotive industry.

    Confirmation of approved Japanese patents was received in October, 2000.

3.  Liquidity and Solvency
    ______________________

    As at May 31, 2001, Sense had positive working capital of $1,094,700 which will enable Sense to meet its ongoing obligations as they come due. Management of Sense is in the preliminary stages of raising additional financing by virtue of a 506 Regulation D offering of up to US$10,000,000 through 12% Convertible Cumulative Promissory Notes.

                           SENSE TECHNOLOGIES INC.
                        INTERIM FINANCIAL STATEMENTS
                                May 31, 2001

                     (Unaudited - See Notice to Reader)
                     __________________________________

                               NOTICE TO READER


We have compiled the balance sheet of Sense Technologies Inc. as at May 31, 2001 and the statements of loss, deficit and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Vancouver, Canada

June 29, 2001                                          Chartered Accountants

                           SENSE TECHNOLOGIES INC.
                               BALANCE SHEETS
                      May 31, 2001 and February 28, 2001
                         (Stated in Canadian Dollars)
                      (Unaudited - See Notice to Reader)
                      __________________________________

                                    ASSETS
                                    ______
                                                  May 31,     February 28,
                                                   2001          2001
Current                                            ____          ____

  Cash and cash equivalents                     $   368,798   $   804,119
  Accounts receivable                               446,653       166,672
  Promissory note receivable                         37,395        37,395
  Inventory                                       1,460,182     1,607,843
  Prepaids                                           22,335        34,069

                                                  2,335,363     2,650,098
Long-term promissory note receivable - Note 4     1,162,801     1,132,989
Capital assets                                      204,274       136,742
Licence fees                                        276,161       307,521
Deferred development costs                          497,467       555,109
Patent costs                                          4,706         4,706
                                                 __________    __________
                                                $ 4,480,772   $ 4,787,165
                                                 ==========    ==========

                                  LIABILITIES
                                  ___________
Current
  Accounts payable                              $   579,575   $   558,367
  Current portion of convertible promissory
    notes payable                                   661,088       652,842
                                                 __________    __________

                                                  1,240,663     1,211,209
Convertible promissory notes payable - Note 8     1,671,412     1,526,930
                                                  _________     _________
                                                  2,912,075     2,738,139


                             SHAREHOLDERS' EQUITY
                             ____________________

Share capital                                     8,883,379     8,883,379
Contributed surplus                                   7,500         7,500
Convertible promissory note payable                       -       124,378
Deficit                                          (7,322,182)   (6,966,231)
                                                 __________    __________
                                                  1,568,697     2,049,026
                                                 __________     _________
                                                $ 4,480,772     4,787,165
                                                 ==========     =========

                          SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                             STATEMENT OF LOSS
                 for the three months ended May 31, 2001
                        (Stated in Canadian Dollars)
                     (Unaudited - See Notice to Reader)
                     __________________________________

                                                               (Note 3)
                                                    2001         2000
                                                    ____         ____

Sales                                           $   256,113   $         -
Direct costs - Schedule 1                           238,219       100,399
                                                  _________    __________
Gross margin (loss)                                  17,894    (  100,399)
                                                  _________    __________
Expenses
  Advertising and marketing                          54,280        39,721
  Amortization                                       30,847        27,778
  Automobile                                          6,018         4,591
  Consulting fees                                    66,028        51,575
  Filing fees                                            50           450
  Insurance                                          15,527         3,999
  Interest and bank charges                             494           144
  Interest on convertible promissory notes           60,528             -
  Legal and accounting                                8,995         7,633
  Office and miscellaneous                           16,025         6,050
  Rent                                               16,134         2,000
  Shareholder information and printing                  837             -
  Telephone and internet                              3,226         1,510
  Transfer agent fees                                   604         1,616
  Travel                                             59,741        14,371
  Wages and benefits                                 77,173             -
                                                 __________    __________
                                                    416,507       161,438
                                                 __________    __________
Loss before other items                             398,613       261,837
Other items:
  Interest income                                (   28,406)   (   20,703)
  Gain on write-off of accounts payable                   -    (    3,346)
  Foreign exchange                               (   14,256)            -
                                                 __________    __________
Net loss for the period                         $   355,951   $   237,788
                                                 ==========    ==========
Loss per share                                  $      0.03   $      0.02
                                                 ==========    ==========

                          SEE ACCOMPANYING NOTES

                         SENSE TECHNOLOGIES INC.
                          STATEMENTS OF DEFICIT
                 for the three months ended May 31, 2001
                       (Stated in Canadian Dollars)
                    (Unaudited - See Notice to Reader)
                    __________________________________

                                                               (Note 3)

                                                    2001         2000
                                                    ____         ____

Deficit, beginning of period                    $ 6,966,231   $ 4,623,126

Net loss for the period                             355,951       237,788
                                                 __________    __________
Deficit, end of period                          $ 7,322,182   $ 4,860,914
                                                 ==========    ==========

                          SEE ACCOMPANYING NOTES

                         SENSE TECHNOLOGIES INC.
                         STATEMENT OF CASH FLOWS
                 for the three months ended May 31, 2001
                       (Stated in Canadian Dollars)
                    (Unaudited - See Notice to Reader)
                    __________________________________

                                                               (Note 3)
                                                   2001          2000
                                                   ____          ____

Operating Activities
  Net loss for the period                       $(  355,951)  $(  237,788)
  Add items not involving cash:
    Foreign exchange                             (   14,256)            -
    Amortization                                     30,847        27,778
    Amortization of deferred development costs       57,642        57,642
    Amortization of license fees                     31,360        30,846
                                                 __________    __________
                                                 (  250,358)   (  121,522)

  Changes in non-cash working capital balances
  related to operations:
    Accounts receivable                          (  279,981)       83,389
    Inventory                                       147,661             -
    Prepaids                                         11,734    (    4,195)
    Accounts payable                                 21,208    (  150,647)
                                                 __________    __________
Net cash used in operations                      (  349,736)   (  192,975)
                                                 __________    __________
Investing Activities
  Acquisition of capital assets                  (   98,379)            -
  Decrease in long-term promissory
    note receivable                              (   21,680)            -
                                                 ___________   __________
Net cash used in investing activities            (  120,059)            -
                                                 ___________   __________
Effects of exchange rate changes on cash
  held in foreign currency                           34,474             -
                                                 __________    __________
Decrease in cash during the period               (  435,321)   (  192,975)

Cash, and cash equivalents, beginning
  of period                                         804,119       237,122
                                                 __________    __________
Cash, and cash equivalents, end of period       $   368,798   $    44,147
                                                 ==========    ==========

                          SEE ACCOMPANYING NOTES

                         SENSE TECHNOLOGIES INC.              Schedule 1
                        SCHEDULE OF DIRECT COSTS
               for the three months ended May 31, 2001
                      (Stated in Canadian Dollars)
                   (Unaudited - See Notice to Reader)
                   __________________________________

                                                               (Note 3)
                                                   2001           2000
                                                   ____           ____
Direct Costs
  Amortization of deferred development costs    $    57,642   $    57,642
  Amortization of license fees                       31,360        30,846
  Cost of sales                                     147,662             -
  Equipment rental                                        -         7,261
  Freight and customs                                     -         1,804
  Product engineering                                 1,555         2,699
  Product testing                                         -           147
                                                 __________    __________
                                                $   238,219   $   100,399
                                                 ==========    ==========

                          SEE ACCOMPANYING NOTES

                         SENSE TECHNOLOGIES INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              May 31, 2001
                      (Stated in Canadian Dollars)
                   (Unaudited - See Notice to Reader)
                   __________________________________

Note 1   Interim Reporting

         While the information presented in the accompanying three months to May 31, 2001, financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2   Share Capital

         a)  Authorized:

             99,250,000 common shares without par value


                                      May 31, 2001          May 31, 2000
                                      ____________          ____________
         b)  Issued:                 #           $          #           $
                                   ____        ____        ____        ____
             Balance, beginning
             and end of period    11,859,502  8,883,379    8,515,190  8,515,190

             Escrow:

             At May 31, 2001, there are 4,970,190 shares are held in escrow by the company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

         c)  Commitments:

             Stock-based Compensation

             At May 31, 2001, incentive stock options to purchase up to 960,000 common shares were outstanding to directors, officers and employees of the Company. These options were granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

             A summary of the incentive stock options outstanding as at May 31, 2001 is presented below:



                                                                       Weighted
                                                                       Average
                                                          Number of    Exercise
                                                            Share       Price
                                                            _____       _____
             Outstanding, beginning of period and
             outstanding and exercisable at the
             end of the period                             960,000      $10.17
                                                           =======      ======

Sense Technologies, Inc.
Notes to the Financial Statements
May 31, 2001 - Page 2

Note 2   Share Capital - (cont'd)

         At May 31, 2001, the following employee and director share purchase options were outstanding:

                                         Exercise       Expiry
                                 #         Price         Date
                              ______       _____         ____

                               15,000      $1.12    October 27, 2002
                               10,000      $9.10    June 22, 2003
                               40,000      $10.46   June 25, 2004
                               40,000      $8.54    October 21, 2004
                               25,000      $9.20    June 8, 2005
                              805,000      $10.50   August 4, 2005
                               25,000      $8.54    January 8, 2006
                              _______
                              960,000
                              =======

Note 3   Restatement of Comparative Figures
         __________________________________

         The comparative figures have been restated to correct an overstatement of sales. Accordingly the following accounts have been restated for the three months ended May 31, 2000

                                                Increase (Decrease)
                                                ___________________

         Sales                                      $(  186,591)
         Direct costs                               $(  103,260)
         Net loss                                   $    83,331
         Loss per share                             $      0.01

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Sense Technologies, Inc.
                                                  ________________________
                                                          Comany

                                                By:  /s/Gerald McIlhargey
August 31, 2001                                     ____________________________
							Gerald McIlhargey
							President


*  Print the name and title of the signing officer under his signature.